FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February 2010
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Sercel to
Request Court Overturn Jury Verdict
PARIS, France — February 4, 2010
CGGVeritas (ISIN : 0000120164 — NYSE : CGV) announced today that a Texarkana jury found that its subsidiary Sercel Inc. infringed on United States Patent No. 5,852,242 and that ION Geophysical Corporation is entitled to $25.2 million in lost profits.
Sercel will ask the Court to overturn the jury’s finding on several grounds, including ION’s failure to prove by a preponderance of the evidence that the patent was infringed by Sercel and the invalidity of the patent due to ION’s failure to disclose in the patent the best way of making the invention. The Court has asked the parties to brief these issues by April 2010, and Sercel does not expect any further action from the Court until this briefing is completed.
The Court had previously found the product claims of the patent invalid, and one of the claims for a method of manufacturing not infringed.
With respect to ION’s claims that the VectorSeis® technology is covered by United States Patent No. 5,852,242, this issue was not resolved and continues to be a deeply contested issue.
VectorSeis® is a registered trademark of ION Geophysical Corporation.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 4th, 2010	By /s/Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate